ANDREW CORPORATION
10500 West 153rd Street
Orland Park, IL 60462

June 20, 2005

VIA EDGAR

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:	Andrew Corporation Form 10-K for the fiscal year ended September 30, 2004 Filed December 13, 2004 Form 10-Q for the quarter ended December 31, 2004 Form 8-K filed February 9, 2005 File No. 1-14617

Dear Ms. Shah:

     On behalf of Andrew Corporation, after discussion with the Staff of the Securities and Exchange Commission (the “Staff”), I am resubmitting the following response to Comment #4 of the Comment Letter, dated April 29, 2005, from the Staff regarding the above-referenced documents.

Note 14. Subsequent Event and Form 8-K for February 7, 2005, Item 8.01

Comment #4: We note that you were notified by a customer of abnormally high field failure rate for a specific component used in certain base station subsystem product lines prior to filing your Form 10-Q for the quarter ended December 31, 2004. Please tell us the following information regarding this event:

•	The customer the warranty issue relates

•	The date you were initially notified by the customer of the warranty issue.

•	The date the products in question were sold and/or shipped to the customer.

•	The consideration you gave to AU Section 560, Subsequent Events for this event. Please provide us with a sufficient amount of information to understand how you determined that this event was a type II subsequent event.

Ms. Nili Shah
June 20, 2005

•	The determination of whether any other products sold to other customers could also be affected by the defective component.

•	Please tell us about the significant increase to your accrual for warranties issued during fiscal year 2004. It would appear that the growth rate of your warranty accrual exceeds the growth rate of sales without any discussion in MD&A for the cause.

     Response:

We believe our accounting and disclosures of the field failure as described in our 10-Q for the quarter ended December 31, 2004 were appropriate and considered the requirements of AU Section 560, Subsequent Events.

The base station subsystem product lines to which the warranty issue relates were sold by Andrew to a significant customer (the “Significant Customer”). The defective component, a voltage regulator, resulted from the component supplier changing its manufacturing location in the fourth quarter of calendar 2002. The defective component was included in Andrew’s product shipments to the Significant Customer beginning in January 2003 and ending in December 2004. The Significant Customer originally notified Andrew of intermittent field issues relating to the affected product in November 2004. Joint reliability engineering teams from Andrew and the Significant Customer began a comprehensive review of the suspected component in December 2004, which continued until February 2005. [CONFIDENTIAL TREATMENT REQUEST BY ANDREW CORPORATION — (A001).]

Andrew’s determination that the warranty issue was a type II subsequent event under AU Section 560, Subsequent Events, was based on the following factors:

•	Andrew believed that as of the balance sheet date, December 31, 2004, the expected field failure rate of the products affected by the defective component and anticipated repair costs were adequately reserved for in the existing warranty accrual.

•	Subsequent to the balance sheet date, on February 4, 2005, the Significant Customer requested that the affected products be replaced and on February 7, 2005, Andrew agreed to repair the affected products.

•	Four parties (the component supplier, the company’s primary contract manufacturer, the Significant Customer and Andrew) are engaged in negotiations

Ms. Nili Shah
June 20, 2005

to ascertain responsibility for the issue. [CONFIDENTIAL TREATMENT REQUEST BY ANDREW CORPORATION — (A002).] The increase in Andrew’s warranty reserve accrual was predicated on Andrew’s February 7 decision.

The defective component was included in one other customer’s product during the same time period. Unlike the Significant Customer, this customer did not include a specific alarm in its product which disables the functionality of the supplied product while in field use if the voltage regulator drifts out of specification. As a result, any actual field failures of the product for this customer due to the defective component were considered to be within normal expected return rates for product failure and therefore were covered by Andrew’s existing warranty accrual.

As a result of recent acquisitions and technology advancements in certain product lines, the product portfolio for Andrew Corporation has seen a substantial increase in active electronic products as a percentage of total revenues. When compared to the traditional passive products historically sold by Andrew Corporation, active electronic components have a significantly higher rate of expected field failures. As a result, the company’s accrual for anticipated warranty charges has increased accordingly in the recent reporting periods. The company’s MD&A includes a discussion of its evolving product mix as one of the factors contributing to a lower gross profit margin in fiscal year 2004. We will continue to monitor our warranty experience and, if needed, will expand our disclosure in future filings.

Andrew Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of each disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

Ms. Nili Shah
June 20, 2005

     If you have any questions or comments regarding this letter, please contact the undersigned at (708)873-3600.

Very truly yours,
/s/ Marty R. Kittrell

Marty R. Kittrell Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission)
Mr. Nathan Cheney (Securities and Exchange Commission)
Mr. James P. Sherman (Ernst & Young LLP)
Mr. Dewey B. Crawford (Gardner Carton & Douglas LLP)